CLIMATE CHANGE CRISIS REAL IMPACT I ACQUISITION CORPORATION

300 Carnegie Center, Suite 150

Princeton, New Jersey 08540

April 6, 2021

Mr. James Giugliano

Ms. Angela Lumley

Ms. Taylor Beech

Ms. Erin Jaskot

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Climate Change Crisis Real Impact I Acquisition Corporation Preliminary Proxy Statement on Schedule 14A Filed February 12, 2021 File No. 001-39572

Ladies and Gentlemen:

Thank you for your letter dated March 13, 2021, addressed to the undersigned, David W. Crane, Chief Executive Officer of Climate Change Crisis Real Impact I Acquisition Corporation (the “Company” or “CRIS”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on February 12, 2021 (the “Original Proxy Statement”).

We appreciate the effort that went into the Staff’s comments. We have considered the Staff’s comments on the Original Proxy Statement carefully and our responses to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings1 and numbered comments used in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow each comment. Where our response is contained in the amended Proxy Statement (“Amended Proxy Statement”) which is filed with this letter, we have so indicated and, where appropriate, provided a section reference.

Letter to Stockholders, page i

1.	Please revise the Letter to Stockholders and the Notice of Special Meeting to state the voting interests that will be held by the CRIS public stockholders, the initial stockholders, the PIPE investors, and LS Power following completion of the business combination. Where you discuss the equity ownership and voting interests of Holdings throughout, please clarify that LS Power will hold all such interests as the sole member of EVgo Member Holding and therefore will control all decisions put to stockholders. Please also clarify whether there is a separate interest in Holdings held by certain employees and management of EVgo, and, if so, specify the percentage ownership. Please revise the diagram of the organizational structure on page 9 to include LS Power’s ownership of Holdings.

Response: The Company has revised the Amended Proxy Statement to address the Staff’s comment. See the revised Letter to Stockholders and Notice of Special Meeting as well as “Questions and Answers About the Proposals—What voting interests will our current stockholders, initial stockholders, PIPE Investors and Holdings hold in CRIS immediately after the consummation of the business combination?,” “Summary of the Proxy Statement—Equity Ownership Upon Closing,” “Summary of the Proxy Statement—Organizational Structure,” “Risk Factors—Risks Relating to CRIS and the Business Combination—Existing stockholders will experience significant dilution as a result of the business combination, the PIPE and related transactions and the market price of its common stock may be adversely affected. Future transactions contemplated by the definitive documentation for the business combination may also have a dilutive effect” and “Proposal No. 1 – The Business Combination Proposal—Equity Ownership Upon Closing,” on pages viii, 7, 9, 50 and 96.

1 The page numbers mentioned in the headings refer to the page numbers of the Original Proxy Statement and the page numbers mentioned in responses refer to the page numbers of the Amended Proxy Statement.

Risk Factors, page 26

2.

Please provide risk factor disclosure related to the inclusion in your proposed amended charter of the provision waiving the doctrine of corporate opportunity. Please also revise your disclosure on page 126 under “Reasons for the Approval of the Advisory Charter Proposals” to state why you are waiving the doctrine of corporate opportunity for LS Power, any investment funds or entities controlled or advised by LS Power and non-employee directors.

Response: The Company has revised the Amended Proxy Statement to address the Staff’s comment. See “Risk Factors—Risks Relating to CRIS and the Business Combination—LS Power, non-employee directors and their affiliates will not be limited in their ability to compete with us, and the corporate opportunity provisions in our Proposed Charter could enable our such persons to benefit from corporate opportunities that might otherwise be available to us” on page 61 and “Proposal No. 3 - The Advisory Charter Proposals—Reasons for the Approval of the Advisory Charter Amendment Proposal” on page 121.

3.	Please include risk factor disclosure relating to your agreements with Nissan, including the potential liability of the company if it does not meet its obligations under the original Nissan Agreement or the Nissan 2.0 Agreement. Please also revise your disclosure where you discuss your agreements with Nissan to generally describe the number of chargers you are required to install, and your general progress toward such installations, including whether you anticipate meeting the required number of charger installations, as it appears that the initial Nissan Agreement expires this year and you have already extended the first deadline under the Nissan 2.0 Agreement. Please also disclose that Nissan’s funding for the Nissan 2.0 Agreement is subject to the ability of Nissan to secure funding, and that Nissan may terminate the agreement upon thirty days’ written notice without penalty or obligation, and you will still be obligated to meet installation milestones, provide $1.6 million in joint marketing activities, and provide $4.8 million worth of charging credits.

Response: The Company has revised the Amended Proxy Statement to address the Staff’s comment. See “Risk Factors—Risks Relating to EVgo’s Business—Nissan has the right to terminate its agreements with EVgo in certain circumstances. Additionally, EVgo may be subject to monetary penalties if it is unable to fulfil its obligations under its agreements with Nissan” on page 30.

Because EVgo is currently dependent upon a limited number of customers and OEM partners...,

4.	We note that you are subject to any risks specific to GM and Nissan and the jurisdiction and markets in which they operate. To the extent there are current risks to GM and Nissan that present a material risk to you, please disclose such risks in this section.

Response: The Company has revised the Amended Proxy Statement to address the Staff’s comment. See “Risk Factors—Risks Relating to EVgo’s Business—Because EVgo is currently dependent upon a limited number of customers and OEM partners, the loss of a significant customer or OEM partner could adversely affect its operating results” on page 29.

If EVgo does not meet its obligations under its agreement with GM..., page 30

5.	Please revise your disclosure here, and elsewhere as appropriate, to specify the amount of liquidated damages that you will owe if you fail to meet your obligations under the GM agreement, or, in the alternative, tell us why you believe such amount is immaterial. Please generally describe the requirements related to charger deployment and network availability that is required of you, and your progress and compliance with such requirements. Please also disclose the notice period required if GM decides to terminate the agreement, and the reasons for which GM can terminate.

Response: The Company has revised the Amended Proxy Statement to address the Staff’s comment by expanding the description of EVgo’s obligations related to charger deployment and network availability. While we have included additional disclosure regarding EVgo’s progress and compliance with respect to network availability, we advise the Staff that we believe disclosure of progress and compliance with respect to charger deployment would not be meaningful because EVgo is not required to meet such requirements until the quarter ended June 30, 2021. See “Risk Factors—Risks Relating to EVgo’s Business—If EVgo does not meet its obligations under its agreement with GM, EVgo may not be entitled to payments from GM and may be required to pay liquidated damages, which may be significant” on page 29 and “EVgo Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Recent Developments” on page 153 of the Amended Proxy Statement.

In addition, we respectfully advise the Staff that we believe the amount of liquidated damages under the GM Agreement is immaterial. The amount of liquidated damages reasonably likely to be incurred under the GM Agreement would not be meaningful in comparison to our estimated market capitalization following the business combination. In addition, we believe EVgo’s commitment to build the number of chargers pursuant to the GM Agreement and implied growth of EVgo’s network is more important to investors than the amount of liquidated damages that EVgo may be required to pay GM.

EVgo has identified material weaknesses in its internal control over financial reporting, page 43

6.

Please expand your disclosure to elaborate on the nature and amount of the audit adjustments to EVgo’s audited financial statements for the year ended December 31, 2019. Please also further elaborate upon the nature of the remediation measures and their implementation status.

Response: The Company has revised the Amended Proxy Statement to expand its disclosure to elaborate on the nature and amount of the audit adjustments to EVgo’s audited financial statements for the year ended December 31, 2019 and on the nature of the remediation measures and their implementation status. See “Risk Factors—Financial, Tax and Accounting-Related Risks—EVgo has identified material weaknesses in its internal control over financial reporting. If EVgo is unable to remediate these material weaknesses, or if EVgo identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements of EVgo’s consolidated financial statements or cause EVgo to fail to meet its periodic reporting obligations.” on pages 42- 43.

Risk Factors

Provisions in the Proposed Charter and Delaware law..., page 60

7.	Your disclosure here suggests that claims brought under the Securities Act must be litigated in Delaware Chancery Court, yet your Charter and Bylaws provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the federal securities laws. Please revise for consistency. Please also revise to affirmatively state there is uncertainty about enforceability of the provision as it relates to Securities Act claims due to the concurrent jurisdiction you mention.

Response: The Company has revised the Amended Proxy Statement to address the Staff’s comment. See “Risk Factors—Risks Relating to CRIS and the Business Combination—Provisions in the Proposed Charter and Delaware law may have the effect of discouraging lawsuits against CRIS’s directors and officers” on page 60.

Background of the Business Combination, page 107

8.	Please disclose that David Crane was the CEO at NRG Energy when it created EVgo, and include any discussions relating to Mr. Crane’s prior connection to EVgo and how this impacted the decision to select EVgo as the acquisition target.

Response: The Company has revised the Amended Proxy Statement to include this disclosure and address the Staff’s comment. See “Proposal No. 1 – The Business Combination Proposal—Background of the Business Combination” on page 105.

9.	Please expand your disclosure regarding the call on November 24, 2020 and elsewhere, as applicable, to explain the business or strategic rationale for why the Up-C transaction structure was selected, including any material benefits to the parties involved and how the transaction structure achieves any intended benefits.

Response: The Company has revised the Amended Proxy Statement to address the Staff’s comment. See “Proposal No. 1 – The Business Combination Proposal—Background of the Business Combination” on page 106.

10.	Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including the terms and amount of the PIPE transaction, the terms of the tax receivable agreement and OpCO A&R LLC Agreement, the lock-up provisions and forfeiture of the founder shares, and other terms of the transaction agreements discussed during the weeks of December 21, 2020, December 28, 2020 and January 4, 2021. In your revised disclosure, please explain the reasons for such terms, each party’s position on such issues and how you reached agreement on the final terms.

Response: The Company has revised the Amended Proxy Statement to address the Staff’s comment. See “Proposal No. 1 – The Business Combination Proposal—Background of the Business Combination” on pages 105 – 109.

11.	Please clarify whether the Financial Advisor or the management consulting firm delivered any reports to the board that were materially related to the transaction. Please also elaborate on the discussions that the Financial Advisor and management consulting firm had with the board on January 19, 2021 relating to the “indicative valuation as implied by the terms of the transaction,” including the amount of the “indicative valuation.” Please also disclose how the parties arrived at the final valuation amount and the 74% interest held by LS Power.

Response: In response to the Staff’s comment regarding reports that were delivered to the board, we respectfully note that neither the Financial Advisor nor the management consulting firm was engaged to, and did not, provide valuation analyses or a fairness opinion to the board and did not provide any opinions, reports or appraisals relating to the consideration or the fairness of the consideration to be offered to security holders or the fairness of the transaction within the meaning of Item 1015 of Regulation M-A to the board in connection with the transaction. Regarding, the discussions that the Financial Advisor and the management consulting firm had with the board, the Company has revised the Amended Proxy Statement to address the Staff’s comment. See “Proposal No. 1 – The Business Combination Proposal—Background of the Business Combination” on page 109. With respect to the how the parties arrived at the final valuation amount, the Company respectfully advises the staff that, as disclosed in “Proposal No. 1 – The Business Combination Proposal—Background of the Business Combination” the parties arrived at a valuation of LS Power’s equity interest in EVgo of $1.958 billion as a result of the negotiations of the non-binding letter of intent during the period from November 11, 2020 to November 25, 2020.

12.	Please revise to include any discussions relating to the waiver of the doctrine of corporate opportunity for LS Power and non-employee directors. Please also include any discussions of EVgo’s dependence on its contracts with GM and Nissan and its compliance with obligations under such contracts.

Response The Company has revised the Amended Proxy Statement to include discussions relating to the waiver of the doctrine of corporate opportunity. See “Proposal No. 1 - The Business Combination Proposal—Background of the Merger” on pages 106 - 107. We respectfully advise the Staff that there were no discussions of EVgo’s dependence on its contracts with GM and Nissan and its compliance with obligations thereunder in connection with the business combination.

Certain Projected Financial Information, page 114

13.	With regard to the financial projections, please disclose the material assumptions and limitations underlying the projections for GWh Throughput, revenue growth rates, and EBITDA margins.

Response: The Company has revised the Amended Proxy Statement to address the Staff’s comment by disclosing the material assumptions underlying the projections for Total EVgo GWh Throughput, Revenue and Adjusted EBITDA Margin. See “Proposal No. 1 - The Business Combination Proposal—Certain Projected Financial Information” on page 114 of the Amended Proxy Statement. We respectfully advise the Staff that the material limitations of the projections are discussed on page 113 of the Amended Proxy Statement.

Interests of Certain Persons in the Business Combination, page 116

14.	Please revise your disclosure here and in the summary, as necessary, to include the following:

●	The specific market value of the Founder Shares now held by Ms. Frank-Shapiro, Ms. Powell, Ms. Alemayehou, and Mr. Kauffman that will be worthless if the transaction is not completed;

●	The current market value of the shares that the PIPE Investors will receive in exchange for the $400 million PIPE investment;

●	The value of the out of pocket expenses incurred by the Sponsor, directors, officers and their affiliates that are subject to reimbursement;

●	The value of the Promissory Note issued by the Sponsor to be repaid at Closing;

●	The market value of the equity into which the LS Power Note will be converted at Closing; and

●	The approximate amount of payments LS Power may be entitled to receive under the Tax Receivable Agreement.

Response: The Company has revised the Amended Proxy Statement to address the Staff’s comment. See “Questions and Answers About the Proposals—What interests do our initial stockholders, current officers and directors, and EVgo’s current owners have in the business combination?,” “Summary of the Proxy Statement – Interests of Certain Persons in the Business Combination,” “Risk Factors—Risks Relating to CRIS and the Business Combination—Directors of CRIS have potential conflicts of interest in recommending that securityholders vote in favor of approval of the business combination and approval of the other proposals described in this proxy statement” and “Proposal No. 1 – The Business Combination Proposal—Interests of Certain Persons in the Business Combination,” on pages ix to x, 15 to 17, 46 to 48 and 115 to 116, respectively. The Company respectfully advises the Staff that there are no out of pocket expenses incurred by the Sponsor, directors, officers and their affiliates that are subject to reimbursement and that all amounts outstanding under the Promissory Note were repaid on October 2, 2020 in connection with the closing of the Company’s IPO. As a result, there is no outstanding amount on the Promissory Note.

CRIS Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 146

15.	Please revise to address the Tax Receivable Agreement, including estimated annual payments and how you intend to fund the required payments under the agreement. Please also disclose the likely impact on your liquidity from any known trends, events or uncertainties related to the Tax Receivable Agreement payments.

Response: We respectfully advise the Staff that the timing and amount of any payments that may be made under the Tax Receivable Agreement are unknown at this time and will vary based on numerous uncertain factors outside of our control referenced in the disclosure, including the amount of redemptions of OpCo Units undertaken in a particular year, the trading price of the Class A common stock at the time of such redemptions, future tax rates and laws, and the amount of taxable income generated by the CRIS Group each year. As a result, any estimate of an annual payment would not be meaningful. In order to fund required payments under the Tax Receivable Agreement, to the extent OpCo has available cash and subject to the terms of any current or future debt or other agreements, OpCo is required to make pro rata cash distributions to OpCo Unit Holders in an amount sufficient to allow the CRIS Group to pay its taxes and to make payments under the Tax Receivable Agreement. In addition, the Company may elect to defer payments due under the Tax Receivable Agreement if the CRIS Group does not have available cash to satisfy its payment obligations or its contractual obligations limit its ability to make these payments except in limited circumstances as more fully described in the revised disclosure. The Company has revised the Amended Proxy Statement to discuss the uncertainty of these payments, how the Company intends to fund the required payments and the likely impact on liquidity. See CRIS Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” on page 146.

Information about EVgo, page 148

16.	Please include a discussion of your dependence on a few major customers in this section. In this regard, we note your disclosure on page 30 that for the year ended December 31, 2019, three customers represented approximately 48% of your total revenue, for the nine months ended September 30, 2020, two customers represented approximately 23% of your total revenue, and that you expect this trend to continue in the near term. Please identify such customers and disclose the material terms of your agreements with such customers. If these customers include GM and Nissan, please confirm.

Response: The Company respectfully advises the Staff that EVgo does not currently believe it is dependent on any one customer. As a result of EVgo’s and the electric vehicle industry’s growth, EVgo’s revenues have been generated by an increasingly diverse mix of customers. For the year ended December 31, 2020, only one customer, Nissan, accounted for more than 10% of EVgo’s revenues as compared to three customers for the year ended December 31, 2019. Revenues for the fiscal year 2021 and beyond are expected to continue this trend and further minimize customer concentration risk. Accordingly, EVgo believes its revenue growth could overcome any short-term impact from the loss of any one customer and, therefore, does not believe the loss of any such customer would have a material adverse effect on EVgo. In addition, the two customers which represented 23% of total revenue for the nine months ended September 30, 2020 included a payment intermediary which collected revenue from numerous customers. The Company has revised the Amended Proxy Statement to include expanded disclosure regarding customer concentration, including identifying EVgo’s largest customer for the year ended December 31, 2020. See “Information About EVgo—Customers, Partnerships and Strategic Relationships” on page 153.

17.

Please revise your statement that your charging network is powered by 100% renewable energy to clarify that you purchase various renewable energy certificates in order to qualify the electricity you distribute through charging stations as renewable energy.

Response: The Company has revised the Amended Proxy Statement throughout to address the Staff’s comment and clarify that EVgo’s charging network is powered by 100% renewable electricity through the use of renewable energy certificates. See “Summary of the Proxy Statement—The Parties to the Business Combination—EVgo” on page 1 and “Information About EVgo—Overview” on page 147 of the Amended Proxy Statement as examples. We respectfully advise the Staff that the use of renewable energy certificates is also explained in detail in “Information About EVgo—Governmental Regulations—Renewable Energy Markets” on page 155 of the Amended Proxy Statement.

18.	You disclose that your primary business is the sale of electricity to individual EV drivers, commercial customers and fleet owners. Please add disclosure regarding where and how you obtain electricity and the cost structure for doing so.

Response: The Company has revised the Amended Proxy Statement to address the Staff’s comment. See “Information About EVgo—Suppliers and Services Providers—Electricity” on page 152 of the Amended Proxy Statement.

EVgo Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments

COVID-19 Outbreak, page 160

19.

Please revise your disclosure to discuss in more detail the impact that the COVID-19 pandemic has had on your business and financial position. For example, you mention on page 30 that it has created supply chain and shipping constraints and delayed the installation of new chargers, resulting in EVgo’s failure to meet the build schedule for 2020 under its agreement with Nissan and delays in its build out in Virginia. Please also discuss any costs incurred as a result of the modified business practices you’ve adopted in response to the COVID-19 pandemic that you mention on page 30.

Response: The Company has revised the Amended Proxy Statement to address the Staff’s comment. See “Risk Factors—Risks Related to EVgo’s Business—EVgo faces risks related to health pandemics, including the COVID-19 pandemic, which could have a material adverse effect on its business and results of operations” on pages 30 - 31 and “EVgo Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—COVID-19 Outbreak” on page 159.

EVgo Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Nine Months Ended September 30, 2020 Compared With Nine Months Ended September 30, 2019, page 165

20.

We note that you have provided a discussion of the “combined” financial data for the predecessor/successor period ended September 30, 2020 compared to the predecessor period ended September 20, 2019. Please tell us how you considered whether your discussion of the results of operations should be supplemented by a discussion based upon pro forma financial information to reflect your acquisition that occurred on January 16, 2020. If you determine that a supplemental discussion is appropriate, then the pro forma financial information should be presented in a format consistent with Rule 8-05 of Regulation S-X. A determination as to whether a discussion of the historical financial statements should be supplemented with a discussion based on pro forma information should take into consideration all of the facts and circumstances surrounding the transaction, the nature of the pro forma adjustments to be made, and the overall meaningfulness the supplemental discussion. Please note that pro forma results should not be discussed in isolation and should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has included additional disclosures within “EVgo Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the notes to EVgo’s consolidated financial statements for the year ended December 31, 2020. See “EVgo Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” on page 164 and Note 3 on page F-32. In addition, Section 9220.7 of the Division of Corporate Finance’s Financial Reporting Manual (“Section 9220.7”) notes “[a] determination as to whether a discussion of the audited financial statements should be supplemented by a discussion based on pro forma information should take into consideration all of the facts and circumstances surrounding the transaction, the nature of the pro forma adjustments to be made, and the overall meaningfulness of any such supplemental pro forma discussion.” Based on the guidance in Section 9220.7, management believes that the inclusion of pro forma information would not provide a meaningful benefit in discussing the results of operations within the MD&A. Rather, management believes that the pro forma adjustments are limited in number and easily understood such that the inclusion of a narrative disclosure, in accordance with Section 9220.9 of the Division of Corporation Finance’s Financial Reporting Manual, as well as reference to pro forma information within the audited financial statements would be sufficient for the discussion of results of operations based on the nature of the purchase accounting adjustments recorded by the Company.

Index to Financial Statements, page F-1

21.	Please note the financial statement updating requirements of Rule 8-08 of Regulation S-X and update your financial statements accordingly.

Response: We acknowledge the Staff’s comment and have updated the Amended Proxy Statement to include the financial statements required by Rule 8-08 of Regulation S-1. See the Index to the Financial Statements on page F-1.

Note 2 - Summary of Significant Accounting Policies, page F-35

22.	Please expand your disclosure to address your accounting policy for cost of sales and general and administrative expenses, including the types of costs and expenses included therein. In your response, please tell us whether you offer customer incentives (e.g., customer acquisition, referral incentives, volume purchase discounts, etc...) and how those are presented in your statement of operations.

Response: In response to the Staff’s comment, the Company has added disclosure regarding costs of sales and general and administrative expenses in Note 2 – Summary of Significant Accounting Policies to EVgo’s audited financial statements for the year ended December 31, 2020. See Note 2 – Summary of Significant Accounting Policies on page F-29. In terms of customer incentives, EVgo typically does not offer customer incentives such as referral incentives or volume discounts. To the extent that discounts are occasionally granted, such as early payment discounts, they are accounted for as variable consideration (i.e., an adjustment to transaction price) rather than as either costs of sales or as general and administrative expenses.

Note 9 - NRG settlement and NDEO agreements, page F-51

23.	Please provide us more information to understand the various transactions under these agreements. To the extent you believe it may aid in our understanding, consider providing us an illustrative example of each transaction in the lifecycle of the program (e.g., the debits and credits of each step). Please also explain the accounting basis for each transaction and why the presentation/classification of each transaction is appropriate, including the capital build liability and subsequent offset to depreciation expense as well as the recognition of non-operating other income for reimbursements of operating expenses.

Response: In response to the Staff’s comment, the Company notes that both the NRG settlement and NEDO agreements primarily relate to receiving reimbursements from non-customers for the construction and installation and operation of EVgo’s electric vehicle chargers.

NRG Settlement

In November 2012, the Federal Energy Regulatory Commission approved an agreement (the “Settlement Agreement”) between NRG and the California Public Utilities Commission (the “CPUC”) to settle outstanding legal claims against certain affiliates of NRG. Under the terms of the Settlement Agreement, NRG was required to invest $102.5 million for the construction and operation of a fee based EV charging network in California, to be owned and operated by NRG. Specifically, the Settlement Agreement required NRG to build at least 200 publicly available fast-charging electric vehicle (EV) stations and perform the associated work to prepare 10,000 commercial and multi-family parking spaces for EV charging in California. NRG committed to satisfy the Settlement Agreement obligations via EVgo, its wholly owned subsidiary at the time of the Settlement Agreement. EVgo believes CPUC’s intent per the Settlement Agreement was to enhance general EV charging network availability to the public.

Following Vision Ridge’s acquisition of a majority interest in EVgo in 2016, NRG retained its original obligation under the Settlement Agreement and contracted with EVgo under a Master EV Services Agreement (“Services Agreement”) to build the remaining EV charging stations and commercial and multi-family parking spaces for EV charging in order to fulfill NRG’s obligation under the Settlement Agreement.

Under the Services Agreement with NRG, EVgo is specifically required to:

1)	Build a specified number of EV charging stations for public use (which includes commercial and multi-family parking spaces)

2)	Operate and maintain the public use EV charging stations for a specified period of time

3)	Perform a variety of other activities, primarily including (a) the execution of training and marketing related to electric vehicles to support research consultants, universities, etc. and (b) making electrical upgrades to public utilities such as conduit and wiring to install underlying infrastructure so that the public utilities can support EV charging networks

In exchange for the items listed in 1) and 3) above, NRG is required to reimburse EVgo based on actual costs incurred (i.e., EVgo is not entitled to a profit margin). In exchange for operating and maintaining the public use EV stations, EVgo is entitled to a fixed sum on an annual basis, which is designed to reimburse EVgo for an estimate of actual costs to be incurred (i.e., EVgo is not expected to earn a profit margin over estimated costs).

In substance, NRG has contracted with EVgo to build the EV charging stations and fulfill NRG’s other obligations under the Settlement Agreement, such that NRG’s obligations under the Settlement Agreement were effectively sub-contracted to EVgo pursuant to the Services Agreement in exchange for the reimbursement of costs incurred. Although EVgo is not entitled to (or expected to earn) a profit margin under the Services Agreement, the agreement provides EVgo with capital to build its EV charging network without having to borrow or issue equity to investors.

The requirements under the Services Agreement are discussed separately below.

1)	EV Charging Stations

Scope

EVgo does not believe its obligation under the Services Agreement to build EV charging stations is within the scope of ASC 606, Revenue from Contracts with Customers. EVgo retains ownership of the constructed EV charging stations during and after the construction period, and neither NRG nor any other party obtains control of the EV charging stations at any point in time. The stations are for general public use, and NRG cannot restrict or direct the use of the chargers, nor can it obtain substantially all the remaining benefit from the chargers. Therefore, EVgo concluded NRG is not a customer and that the building of chargers and receipt of the related consideration is not within the scope of ASC 606.

The applicability of ASC 610-20, Gains and Losses from the Derecognition of Nonfinancial Assets, was also considered. However, the arrangement does not consist of the sale of a nonfinancial asset. ASC 610-20 is similar to the accounting under ASC 606 and relies on the notion of transfer of control. EVgo is not transferring control of the chargers to anyone as described in the preceding paragraph.

After concluding that this element of the arrangement was not within the scope of ASC 606 or ASC 610-20, EVgo considered whether the arrangement would be within the scope of any other principles under U.S. GAAP. However, no other principles under U.S. GAAP directly address similar arrangements. Therefore, EVgo evaluated appropriate analogies and identified industry practice in the utility industry for Contributions in Aid of Construction (“CIAC”). CIAC refers to receiving amounts intended to defray all or a portion of the costs of building or extending an entity’s existing facilities. Amounts received represent an amount of money contributed to a regulated utility in order to ensure that the appropriate parties are paying for the costs of utility infrastructure and that the price of utility service is economical and fair for customers, including those that are not parties to the requested additional infrastructure. Effectively, the amounts paid cover the uneconomic portion of the utility’s investment (i.e., no profit margin).

EVgo believes a CIAC model is an appropriate U.S. GAAP analogy based on the rationale cited in Chapter 15, “Power and Utilities Entities,” in the AICPA Audit and Accounting Guide – Revenue Recognition (the “AICPA Guide”) that interprets ASC 606. Specifically, paragraph 15.7.18 states:

a.	FinREC believes that FASB ASC 606 was not intended to address accounting for costs and cost reimbursements on a comprehensive basis. CIAC fundamentally represents a reimbursement of utility infrastructure costs (as evidenced by the fact that CIAC does not provide a margin to the utility). CIAC does not relate to the transfer of a deliverable to the customer (the utility retains title to and operational control over the infrastructure, which is never transferred to the customer). There is no performance obligation associated with the construction of utility infrastructure, and it does not relate to any delivery of power or other utility services.

b.	FinREC believes that it would be reasonable to conclude that building out a utility's delivery infrastructure is not a revenue-producing activity and would not constitute "ongoing major or central operations" of the utility. Regulated utilities are generally not in the business of constructing transmission and distribution assets for sale to others. Rather, such construction generally is a cost activity as evidenced by the utility's continued ownership of the infrastructure and continued responsibility for all related operating and maintenance costs. This is true for all of the utility's infrastructure, regardless of the amount of the CIAC payment, if any.

EVgo observes that the FinREC views above related to ASC 606 not being applicable and circumstances in which a utility builds out its own infrastructure not being part of an entity’s ongoing major or central operations are consistent with EVgo’s conclusions that NRG is not a customer and therefore the arrangement is not in the scope of ASC 606 as described above.

Additionally, EVgo is like a utility in that it is providing power to its own customers, maintains ownership of the infrastructure, and has full control over and is responsible for operating and maintaining the infrastructure. EVgo is receiving consideration in order to make the charging stations available to its own customers in areas where it would not typically build its chargers. Meanwhile, the construction of the EV charging stations is viewed as a cost activity evidenced by EVgo’s continued ownership of the infrastructure and continued responsibility for all related operating and maintenance costs.

Based on these considerations, EVgo believes this element of the arrangement with NRG is analogous to the CIAC arrangements described in the AICPA Guide and will be accounted for in a similar manner as described in the journal entries below.

Accounting and Illustrative Example

EVgo capitalizes costs incurred to build the EV charging stations as property and equipment, net.

Dr. Property and equipment, net	3,750

Cr. Accounts Payable or Cash		3,750

Once the chargers become operational and are placed into service, EVgo recognizes depreciation expense within cost of sales over the assets’ useful lives consistent with the construction being viewed as a cost activity of EVgo. An example of the amount of quarterly depreciation recognized is as follows.

Dr. Depreciation Expense	150

Cr. Accumulated Depreciation		150

When EVgo receives reimbursement from NRG for the costs incurred to build the EV charging stations, EVgo debits cash and records a liability for deferred income, which EVgo refers to as a “capital-build liability.”

Dr. Cash	3,750

Cr. Capital-Build Liability		3,750

EVgo recognizes the deferred income related to building the EV charging stations on a systematic basis over the periods in which it recognizes the related costs for which the funding is intended to compensate EVgo. As the consideration received in a CIAC arrangement is typically viewed as a reduction to the cost basis of the constructed assets, EVgo will offset the depreciation expense being recognized with the amortization of the deferred income and has disclosed this amount in its notes to the consolidated financial statements.

Dr. Capital-Build Liability	150

Cr. Contra-Depreciation Expense		150

2)	Operation and Maintenance of the EV Charging Stations

Scope

EVgo does not believe its obligation under the Services Agreement to operate and maintain its network of EV charging stations is within the scope of ASC 606. The consideration received from NRG is in exchange for operating EVgo’s own chargers and does not result in the transfer of a good or service. For example, the services being provided (operating chargers) are costs incurred as part of EVgo’s ordinary activities to generate revenue – neither NRG nor any other party can restrict or direct the use of EVgo’s operations (e.g., hours of operation, number of employees, etc.), nor can NRG obtain substantially all the remaining benefit from the operation of the chargers because it is the general public that is charging EVs, and it is EVgo that is entitled to consideration from those transactions.

Although this element of the arrangement is not within the scope of ASC 606, EVgo believes ASC 606 is the most directly applicable U.S. GAAP analogy as NRG has requested EVgo to perform a service on NRG’s behalf and has agreed to reimburse EVgo for its costs. However, these services are not part of EVgo’s ordinary activities – EVgo is being reimbursed to operate its own assets and is not entitled to a profit margin under the Services Agreement. EVgo believes that absent other guidance, it is appropriate to apply ASC 606 by analogy to determine the recognition and measurement of consideration received in such a transaction that is not an output of an entity’s ordinary activities but for which it receives consideration. This is because of the similarities between transactions that are a part of an entity’s ordinary activities and those that are not. However, since this element of the arrangement is not within the scope of ASC 606, EVgo accounts for the consideration received in “other income” (i.e., non-operating income under S-X Rule 5-03).

In evaluating potential analogous principles under U.S. GAAP to apply to this element of the arrangement, EVgo also considered the CIAC model used to account for the EV charging stations. For example, because the reimbursements are intended to offset EVgo’s operating and maintenance costs. However, this view was rejected since the CIAC model in the utility industry is specific to arrangements where consideration is received to build or extend an entity’s existing facilities. In contrast, this element of the arrangement relates to a non-customer requesting the performance of a service and does not include building or extending EVgo’s facilities. Therefore, EVgo believed that a model based on ASC 606 with consideration received recognized in other income was the most appropriate analogy for this element of the arrangement.

Accounting and Illustrative Example

EVgo recognizes expenses related to operating the EV charging stations (e.g., labor, electricity, etc.) as incurred within Cost of Sales as they meet the definition of costs and expenses applicable to sales and revenues under S-X Rule 5-03(b)(2)).

Dr. Cost of Sales	2,000

Cr. Appropriate Liability or Cash		2,000

Reimbursements received from NRG are recognized as other income using a measure of progress that is materially consistent with a cost-to-cost measure of progress.

Dr. Cash	2,000

Cr. Other Income		2,000

This approach results in EVgo recognizing the consideration received as reimbursement from NRG in earnings at the time the expenses are incurred, which is when EVgo has effectively satisfied its obligation under the arrangement.

3)	Other Activities

Scope

Under the Services Agreement, EVgo is also obligated to perform a variety of other activities, primarily including (a) the execution of training and marketing related to electric vehicles to support research consultants, universities, etc. and (b) making electrical upgrades to public utilities, such as conduit and wiring to install underlying infrastructure so that the public utilities can support EV charging networks. EVgo does not have contracts with any of the parties benefiting from EVgo’s performance. These other activities are provided by EVgo free of charge to the parties benefiting from EVgo’s performance and are intended to enhance knowledge and the availability of charging stations for the general public.

These elements of the arrangement do not represent a contract with a customer under ASC 606 as the activities being performed are not part of EVgo’s ordinary activities. EVgo is not in the business of selling training services or installing infrastructure at cost. The consultants, universities, and public utilities are not customers since they are not contracting with or compensating EVgo, directly or indirectly, in order to obtain a good or service. Rather, it is NRG, a non-customer, that is dictating what services to provide in general. However, EVgo has discretion in identifying the types of work to perform and for whom, as long as they benefit the general public.

Although these elements of the arrangement are not within the scope of ASC 606, EVgo believes ASC 606 is the most directly applicable U.S. GAAP analogy as NRG has requested EVgo to perform services on its behalf and has agreed to reimburse EVgo for its costs. However, these services are not part of EVgo’s ordinary activities – EVgo is being reimbursed to conduct trainings and make upgrades to a non-customers’ infrastructure. EVgo believes that absent other guidance, it is appropriate to apply ASC 606 by analogy to determine the recognition and measurement of consideration received in such a transaction that is not an output of an entity’s ordinary activities but for which it receives consideration. This is because of the similarities between transactions that are a part of an entity’s ordinary activities and those that are not. However, since these elements of the arrangement are not within the scope of ASC 606, EVgo will account for the consideration received for this element of the transaction in “other income” (i.e., non-operating income under S-X Rule 5-03).

In evaluating potential analogous principles under U.S. GAAP to apply to these elements of the arrangements, EVgo also considered the CIAC model used to account for the EV charging stations. However, this view was rejected since the consideration received for making electrical upgrades to public utilities will not be used to defray costs of building EVgo’s own infrastructure. EVgo will not maintain ownership of any infrastructure or have control over or be responsible for operating and maintaining the infrastructure. Similarly, the training and marketing do not relate to EVgo’s own infrastructure. Rather, the consideration received is intended to reimburse EVgo for costs incurred related to training, marketing, public utility infrastructure upgrades provided free of charge to non-customers, which are activities that are not outputs of EVgo’s ordinary operations.

Accounting and Illustrative Example

Reimbursements received from NRG are recognized as other income using a measure of progress that is materially consistent with a cost-to-cost measure of progress.

Dr. Cash	1,000

Cr. Other Income		1,000

This approach results in EVgo recognizing the consideration received as reimbursement from NRG in earnings at the time the expenses are incurred, which is when EVgo has effectively satisfied its obligation under the arrangement.

EVgo recognizes expenses related to executing training and marketing and making electrical upgrades to public utilities as incurred within “other expenses” (i.e., non-operating expenses under S-X Rule 5-03). EVgo believes that if the income related to these elements of the agreement are considered non-operating then the related expenses that generate that income would be classified similarly. That is, EVgo is not in the business of executing training or making upgrades to a non-customer’s infrastructure. Additionally, these costs do not meet the definition of costs and expenses applicable to sales and revenues, other operating costs, or selling, general and administrative expenses in S-X Rule 5-03(b). Therefore, EVgo believes classification as other expense is appropriate.

Dr. Other Expense	1,000

Cr. Appropriate Liability or Cash	1,000

NEDO Agreement

New Energy and Industrial Technology Development Organization (“NEDO”), a Japanese public management organization/quasi-governmental agency that promotes energy technologies, solicited a bid to build and maintain EV chargers. NEDO, partnered in a collaborative demonstration project with the United States and the State of California, wants to promote the “DRIVEtheARC” initiative. DRIVEtheARC’s goal is to encourage EV use and help California meet higher energy and environmental standards through expansion of an inter-city charging network and real-time information services. ARC stands for “Advanced Recharging Corridor” and also reflects the project route shape on the map: Monterey to Lake Tahoe. Project partners hope the charging stations help EV drivers reach their destinations, allowing them to “drive the ARC” (“Surf-to-Ski, Emission-Free”).

After winning the NEDO bid, Nissan executed a Program Services Agreement (“NEDO Agreement”) with EVgo, engaging EVgo to build, operate, and maintain the EV chargers. EVgo does not have direct knowledge of the terms and conditions of the separate agreement between Nissan and NEDO.

Under the NEDO Agreement with Nissan, EVgo is specifically required to:

1)	Build a specified number of EV charging stations for public use

2)	Operate and maintain the public use EV charging stations for a specified period of time

In exchange for the items listed in 1) and 2) above, Nissan is required to reimburse EVgo contractually specified amounts intended to reimburse EVgo for its costs (i.e., EVgo is not entitled to a profit margin). In substance, Nissan has contracted with EVgo to build and operate EV charging stations to fulfill its obligations to NEDO, such that Nissan’s obligations were effectively sub-contracted to EVgo pursuant to the NEDO Agreement in exchange for amounts intended to reimburse EVgo for costs incurred (i.e., EVgo is not entitled to a profit margin). The agreement effectively provides EVgo with capital to build its EV charging network without having to borrow or issue equity to investors.

EVgo controls the construction and use of the chargers during the term of the NEDO Agreement, but NEDO is provided legal title to the chargers during the term. At the end of the term, the NEDO Agreement requires EVgo to buy the chargers from Nissan in order to obtain title to the chargers, contingent on Nissan buying them from NEDO, based on a formula in the NEDO Agreement (the “NEDO buyout liability”). The formula results in a below-market purchase price at the end of the NEDO Agreement. As noted above, EVgo does not know the terms of Nissan’s contract with NEDO, but believes that NEDO retained title solely due to Japanese law as a legal protection and form of security for performance under the contract and that there is an expectation that EVgo will have to buy the chargers at the end of the term (because neither Nissan or NEDO operate chargers). EVgo expects that NEDO will transfer title to Nissan and EVgo’s buyout option will be required to be exercised at the end of the agreement. EVgo does not believe NEDO retaining title represents an ongoing economic interest in the underlying assets based on the contractual terms of the agreement and NEDO’s objectives in soliciting bids.

Scope

EVgo concluded the obligations under the NEDO Agreement to build a specified number of EV charging stations for public use and operate and maintain those chargers are not within the scope of ASC 606. This analysis is similar to that described above in evaluating the accounting for the agreement with NRG above.

Specific to the NEDO Agreement, during the term, EVgo constructs and regulates the use of all EV charging stations. EVgo has control over the EV chargers by being able to direct their use but does not obtain formal title to the assets until the final buyout at the end of the term. The EV charging stations are for general public use. Additionally, Nissan drivers do not receive any special privileges under the NEDO Agreement such as EVgo memberships that offer discounted pricing, pricing for charger usage is dictated by EVgo without reference or influence by Nissan or NEDO, and the amounts being reimbursed by Nissan are not based on amounts received from drivers or charger usage, etc.

EV Charging Stations

The evaluation of and accounting for the costs incurred and reimbursement received from Nissan related to building the EV charging stations is similar to the CIAC accounting model described above under the NRG Settlement. The only difference relates to the “NEDO buyout liability.”

As discussed above, a portion of the funds EVgo receives from Nissan is repayable to Nissan at the end of the NEDO Agreement term in order to obtain title of the EV charging stations. This results in EVgo getting paid less than its actual costs as a result of settling the NEDO buyout liability. As also discussed above, EVgo does not believe this obligation is optional because the contract terms require EVgo to pay contingent upon Nissan purchasing title from NEDO. The NEDO buyout liability is significantly lower than the expected fair value of the EV chargers at the end of the agreement, supporting a view that the NEDO buyout liability is more akin to a deposit rather than a financing mechanism or an indicator of NEDO having control over the assets. Rather, title was maintained by NEDO as security of performance, and EVgo retained certain consideration in exchange for granting the security.

Because the NEDO buyout liability obligation is specified in the NEDO Agreement, EVgo recorded the amount of the contractually determined buyout as a non-interest bearing liability. This accounting is similar to recognizing a refund liability under ASC 606 because EVgo received consideration that is being recognized in earnings, but EVgo does not believe it is entitled to the amount of the buyout liability because EVgo believes it will be repaid at the end of the term. The liability effectively represents an anticipated refund of the original deposit liability under the NEDO Agreement.

The impact of the NEDO buyout liability is illustrated in the following journal entries:

To capitalize the costs incurred and the related periodic depreciation expense:

Dr. Property and Equipment, Net	3,750

Cr. Accounts Payable or Cash		3,750

Dr. Depreciation Expense	150

Cr. Accumulated Depreciation		150

To recognize consideration received from Nissan and the related deferred income and deposit liability:

Dr. Cash	3,750

Cr. Capital-Build Liability		3,125

Cr. NEDO Buyout Liability			625

To recognize deferred income on a systematic basis over the periods in which the related costs are being recognized.

Dr. Capital-Build Liability	125

Cr. Contra-Depreciation Expense		125

To record cash paid to Nissan and release the NEDO buyout liability:

Dr. NEDO Buyout Liability	625

Cr. Cash	625

1)	Operation and Maintenance of the EV Charging Stations

The evaluation of and accounting for the costs incurred and reimbursement received from Nissan related to the operation and maintenance of the EV charging stations is the same as that described above under the NRG Settlement.

* * *

If the Staff has comments or questions regarding our responses set forth above or the revised information statement, we would appreciate an opportunity to discuss those matters in a conference call with the Staff, and we are available to discuss with you at your earliest convenience. Also, please do not hesitate to contact the undersigned at (212) 847-0360 or our counsel, Edward S. Best of Mayer Brown LLP, at (312) 701-7100, if you have any other comments or questions.

As we have communicated orally, the parties would very much like to be in a position to distribute the definitive proxy statement as soon as possible to be in a position to complete the transaction prior to the end of the second quarter and would therefore appreciate the Staff’s expedited review of the few changes to the revised Proxy Statement. If there is anything we can do to assist the Staff in expediting the process, please let us know.

Very truly yours,

/s/ David W. Crane
David W. Crane
Chief Executive Officer

cc:	Edward S. Best
John R. Ablan
Mayer Brown LLP